November 3, 2005

U.S. Securities and Exchange Commission

Attention: William Choi

Mail Stop 3561

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Re:          Samsonite Corporation

Form 10-K for the Fiscal Year Ended January 31, 2005

Filed April 29, 2005

File No. 0-23214

and

Form 8-K Filed June 8, 2005

Dear Mr. Choi:

This letter responds to your letter dated October 20, 2005 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filings of Samsonite Corporation (the “Company”).

The Company’s responses to the Staff’s comments follow the numbered comments contained in the October 20, 2005 letter, which we have reproduced below.  Where applicable, the pages or sections of the applicable filing have been referenced.

Form 10-K for the Fiscal Year Ended January 31, 2005

Critical Accounting Policies. page 27

1.                                      We have reviewed your response to comment 5 in our letter dated September 12, 2005 and continue to believe that you should discuss the $3.9 million inventory obsolescence charge within the notes to your financial statements.  Although the charge did not significantly impact gross margin percentage, the charge was material to your net loss for the year ended January 31, 2005.  Please confirm that you will disclose the amount of and circumstances surrounding this charge and any other similar material one-time charges in the notes to your financial statements.

Company Response:

As requested, the Company will disclose in the notes to the fiscal 2006 consolidated financial statements the amount of and reasons for the incremental charge of $3.9 million in fiscal 2005 related to its efforts to reduce and manage obsolete inventory.  In addition, the Company will disclose any future similar material one-time charges in the notes to the financial statements.

(1) Summary of Significant Accounting Policies, page F 7

2.                                      We have reviewed your response to comment 6 in our letter dated September 12, 2005.  Given the factors you identified to conclude that gross presentation was more appropriate for your “shop-in-shop” sales, please tell us the basis for initially recognizing these revenues on a net basis.  Please also tell us whether there were any changes in your “shop-in-shop” arrangements that prompted the accounting change.  If the reclassification was akin to a correction of an error, please confirm as such in your response.

Company Response:

There were no changes in the shop-in-shop operations that prompted the accounting change and the corrections were akin to a correction of an error.  We determined that the amounts involved were not material to previously reported sales or selling, general and administrative expense amounts and disclosed the amounts and nature of the reclassifications in notes 1 and 17 to the financial statements.  (The reclassification resulted in an increase of 1.15%, 0.93%, and 1.12% of previously reported consolidated revenues for the nine months ended October 31, 2004 and the years ended January 31, 2004 and 2003, respectively.)  The reclassification to gross up sales and selling, general and administrative expenses did not affect previously reported operating income or net income (loss).  Additionally, it was important to correct the reporting for the current and prior periods as the Company expects this type of selling arrangement to be increasingly significant in the future as we add shop-in-shops to our department store customers.

3.                                      We have reviewed your response to comment 8 in our letter dated September 12, 2005, noting that you exclude freight-out from cost of goods sold.  Please disclose your policy for classifying shipping and handling costs in the statements of operations.  If shipping and handling costs are significant and are not classified in cost of goods sold, disclose the amount of these costs and the line item(s) that include them.  See EITF 00-10.  In your response, please quantify the amounts of warehousing and freight-out expenses included in selling, general and administrative expenses for each of the historical periods presented.

Company Response:

As requested, the Company will disclose its policy for classifying shipping and handling costs in the statements of operations.  In addition to disclosing the amounts of warehousing costs in selling, general and administrative expenses, the Company will also disclose the amounts of shipping and handling costs included in selling, general and administrative expenses.  The Company advises the Staff that its warehousing and shipping and handling costs for the historical periods presented were approximately as follows:

	Fiscal year ended January 31 (in thousands):
	2005	2004	2003

Warehousing	$27,552	$24,047	$21,678

Shipping/handling	$27,078	$23,342	$21,688

(2)Refinancing, Recapitalization and Convertible Preferred Stock, page F-11

4.                                      We have reviewed your response to comment 11 in our letter dated September 12, 2005, noting that the total value of the consideration given up was substantially less than the carrying value of the 13 7/8% redeemable preferred stock.  Please tell us the circumstances that led to the exchange transaction and the reasons why the holders of the 13 7/8% preferred shares agreed to accept consideration considerably below the carrying value of their shares.  Also tell us in detail how you determined that May 1, 2003, as opposed to the July 31,2003 closing date, was the commitment date for all of your convertible preferred stock issuances, as discussed in Issues 4 and 5 in EITF 00-27.  In this connection, we note that the market price of your common stock increased $0.27/share between May 1, 2003 and July 31, 2003 and that you had not reached enforceable agreements with all involved parties as of May 1,2003.  It appears a beneficial conversion feature would have been applicable had you used a July 31, 2003 commitment date.

Company Response:

The holders of the 13 7/8% redeemable preferred stock (“Old Preferred Stock”) agreed to accept consideration considerably below its carrying value because the Company’s liquidity and going concern issues had caused the fair value of the Old Preferred Stock to decrease substantially below its carrying value.  The Company’s results of operations and liquidity declined in the aftermath of the events of September 11, 2001.  In order to sustain its operations, for several months prior to entering into the Recapitalization Agreement the Company was pursuing investors to raise additional capital and banks to renew its credit facility.  A significant portion of the Company’s senior credit facility was maturing on June 24, 2003 and the Company did not have the ability to pay the amounts due absent additional capital or a new senior credit facility.  Adding to the liquidity problems, as of September 15, 2003 the Company was required to begin paying cash dividends on the Old Preferred Stock; prior to September 15, 2003 dividends were permitted to be paid and were paid in the form of additional shares of preferred stock.  Because of these factors, the Company’s auditors included a going concern reference in their opinion on the Company’s January 31, 2003 financial statements.

On May 1, 2003, the Company entered into the Recapitalization Agreement with ACOF Management, LP (“Ares”) and two other investors who agreed to purchase new preferred stock for total cash consideration of $106.0 million.  The Recapitalization Agreement also gave the holders of the Old Preferred Stock the choice of exchanging their holdings for either (i) a combination of the new 8% convertible preferred stock and common stock or (ii) a combination of shares of common stock and common stock purchase warrants.  Ares and its affiliates were the second largest holders (approximately 20%) of Old Preferred Stock and Ares agreed to exchange its Old Preferred Stock for common stock and common stock purchase warrants in the Recapitalization.  At May 1, 2003, the Company had obtained affirmative voting agreements signed by the holders of 50.9% of the outstanding common stock and 63.4% (including Ares) of the Old Preferred Stock to approve the Recapitalization.  As a result of obtaining these voting agreements and because of the significant financial disincentives not to close the Recapitalization discussed below, the necessary votes to approve the Recapitalization were locked up and we believe the requirements of paragraphs 16.a. and 16.b. of EITF 00-27 were satisfied.  On April 29, 2003, the Company obtained a fairness opinion from a nationally recognized investment bank concluding that the proposed recapitalization was fair to the Company and its stockholders and the Company’s Board of Directors approved the proposed recapitalization.  The approval of the Company’s common and preferred shareholders, the approval of the Board of Directors, the agreement of Ares and the other investors to purchase the new preferred stock, the agreement of 63.4% of the holders of Old Preferred Stock to exchange their Old Preferred Stock for the new preferred stock or common stock, and the fairness opinion of the investment bank were all based on the market price of the common stock at May 1, 2003 of $0.42 per share.

Without the elimination of the Old Preferred Stock, the infusion of additional equity into the Company, and the execution of a new senior credit facility, the bankruptcy of the Company and a complete loss of the value of the common equity were probable.  Additionally, it was probable that the holders of the Old Preferred Stock, including Ares, would have also incurred a significant loss as a result of a bankruptcy.  Given these facts and circumstances, there was substantial financial disincentive for Ares and the Company’s common and preferred shareholders not to complete the Recapitalization,  and we believe the selection of the commitment date of May 1, 2003 was appropriate under EITF 00-27 and EITF 98-5.

As the Staff notes, during the period from May 1, 2003 to July 31, 2003, the Company’s stock price increased from $0.42 to $0.69 per share.  Since the increase in the price occurred shortly after the announcement of the Recapitalization Agreement, the Company believes the stock price increased because of the pending closing of the Recapitalization.  Certain contingencies to the closing of the Recapitalization were resolved during the period from May 1, 2003 to July 31, 2003.  Had the Company applied “beneficial conversion” accounting based on the price of the stock at July 31, 2003 of $0.69 per share, it would have recorded a discount on the new preferred stock and a corresponding credit to additional paid-in capital of approximately $102.8 million.  Since the new preferred stock is perpetual with no stated redemption date, the discount would have been amortized at the date of the issuance of the new preferred stock through accumulated deficit.  To record the issuance of the new preferred stock in this fashion would have resulted in a deduction from net income to arrive at net loss to common stockholders in fiscal 2003 for the supposed diminution in the equity value of the common shareholders of $102.8 million without giving offsetting credit for the increase in additional paid-in capital to the common stockholders due to the elimination of the excess carrying value of the Old Preferred Stock when it was exchanged for a more favorable preferred stock issuance and common stock.  The Company does not believe this beneficial conversion accounting for the issuance of the preferred stock in isolation from the intertwined exchange transaction would appropriately account for the substance of the Recapitalization taken as a whole.

(16) Other Income (Expense) - Net. page F-28

5.                                      We have reviewed your response to comment 16 in our letter dated September 12, 2005 and do not believe you have adequately supported your position that foreign currency transaction gains and losses are properly excluded from operating income.  Absent compelling evidence that income and losses on your foreign currency transactions are unrelated to transactions made during the ordinary course of your operations, we believe that the gains and losses should be classified in operating income.  Please tell us whether the underlying transactions which generate your foreign currency transaction gains and losses are transactions entered during the ordinary course of your operations, for example, in buying and selling products.  If you continue to believe that your current income statement classification is appropriate, please advise us in detail as to the basis for your position.  Otherwise please tell us how you intend to revise your filings.

Company Response:

The underlying transactions precedent to the recording of income and losses on foreign currency transactions are made in the ordinary course of business.  As requested, the Company will reclassify gains or losses from foreign currency transactions from Other Income (Expense) to operating income.

Form 8-K filed June 8, 2005

6.                                      We have reviewed your response to comment 19 in our letter dated September 12, 2005.  Please provide us with an example of the reconciliation you intend to provide in future filings.  We do not require that you populate the sample reconciliation with any amounts.  A table that breaks out each potential line item will suffice.  Please ensure that each excluded item is shown as a separate line item.

Company Response:

The following is an example of the reconciliation that the Company intends to provide in future filings.  The example is based on the results for the three months ended April 30, 2005 and 2004.

Net income (loss) to common stockholders reconciled to Adjusted EBITDA

Net income (loss) to common stockholders	$—	—
Preferred stock dividends	—	—
Interest expense and amortization of debt issue costs	—	—
Interest income	—	—
Other income (expense), net	—	—
Income tax expense	—	—
Minority interests in earnings of subsidiaries	—	—
Depreciation expense	—	—
Amortization of intangible assets	—	—
Impairment of intangible assets	—	—
Asset impairment	—	—
Restructuring charges	—	—
Former chief executive officer severance expense	—	—
ERP project expense	—	—
Stock compensation expense	—	—
Realized gain (loss) on foreign currency forward contracts	—	—

Adjusted EBITDA	$—	—

We appreciate the Staff’s efforts to provide us with comments on our filing.  Please feel free to contact me at 303-373-6373 if you have questions or require any additional information.

Sincerely,

/s/ Richard H. Wiley

Richard H. Wiley

Chief Financial Officer

cc:           Andrew Blume, U.S. Securities and Exchange Commission